Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in the Cayman Islands with limited liability)

(SEHK Stock Code: 6883)

UNAUDITED RESULTS FOR THE THIRD QUARTER OF 2014

This announcement is issued pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities of The Stock Exchange of Hong Kong Limited.

Melco Crown Entertainment Limited (“Melco Crown Entertainment” or “the Company” or “we”) (SEHK: 6883) (NASDAQ: MPEL), a developer, owner and operator of casino gaming and entertainment resort facilities in Asia, today released its unaudited financial results for the third quarter of 2014, as part of its regular earnings disclosure practices for the Company’s American depository shares (“ADSs”), which are listed on the NASDAQ Global Select Market in the United States.

These unaudited results have been prepared in accordance with the United States Generally Accepted Accounting Principles (“U.S. GAAP”) which differ in certain respects from the International Financial Reporting Standards (“IFRS”).

Net revenue for the third quarter of 2014 was US$1,124.1 million, representing a decrease of approximately 10% from US$1,252.7 million for the comparable period in 2013. The decline in net revenue was primarily attributable to lower group-wide rolling chip revenues, partially offset by improved group-wide mass market table games revenues.

Adjusted property EBITDA(1) was US$305.7 million for the third quarter of 2014, as compared to Adjusted property EBITDA of US$339.0 million in the third quarter of 2013. The 10% year-over-year decline in Adjusted property EBITDA was attributable to lower group-wide rolling chip volumes and rolling chip win rate, partially offset by growth in the mass market table games segment.

On a U.S. GAAP basis, net income attributable to Melco Crown Entertainment for the third quarter of 2014 was US$132.2 million, or US$0.24 per ADS, compared with net income attributable to Melco Crown Entertainment of US$179.4 million, or US$0.33 per ADS, in the third quarter of 2013. The net loss attributable to noncontrolling interests during the third quarter of 2014 of US$23.6 million related to Studio City and City of Dreams Manila.

Mr. Lawrence Ho, Co-Chairman and Chief Executive Officer of Melco Crown Entertainment, commented, “In the third quarter of 2014, we delivered solid operating and financial metrics, despite a challenging rolling chip environment in Macau, driven by a strong performance in our mass market operations at City of Dreams in Macau.

“City of Dreams continued to gain market share in the mass table games segment in Macau, with the property’s mass market table games revenues in the third quarter of 2014 increasing 24.0% on a year-over-year basis, outpacing the market which grew 16.2% during the same period. We believe City of Dreams’ diverse mix of first-class gaming and non-gaming amenities ensures the property will remain the leading premium integrated resort in the region.

“We have made significant progress on our exciting and truly unique development pipeline. The expansion of the luxury retail offering and the Dame Zaha Hadid-inspired fifth hotel tower at City of Dreams in Macau, which are expected to open in 2016 and the first half of 2017, respectively, will substantially expand City of Dreams gaming, hotel, food and beverage and retail offerings.

“Studio City remains firmly on track for a mid-2015 grand opening, representing the next standalone integrated resort to open in Macau. This entertainment-focused, cinematically-themed property will bring a vast array of non-gaming attractions not yet seen in the region, which will help broaden Macau’s appeal to a more diverse and continually evolving customer base.

“We are excited that our first expansion out of Macau is due to open its doors to customers in December, with a grand opening planned in the first quarter of 2015. This integrated resort in Entertainment City in Manila, with its collection of international brands and diverse array of gaming and entertainment attractions, will help put the Philippines on the map as a leading leisure and entertainment destination in Asia.

“We remain committed to driving long term shareholder value. In addition to the ongoing optimization of our current operating portfolio, we continue to evaluate and pursue value-accretive development opportunities, both in Macau and across the region, while at the same time returning surplus capital to shareholders through a combination of dividends and/or share repurchases.

“Macau remains the leading and most exciting gaming destination in the world. As the only legal casino gaming destination in China, Macau is ideally positioned to cater to one of the fastest growing consumer markets in the world, with a burgeoning middle and upper class which, together with a forward-thinking development and infrastructure blueprint for the region, will ensure Macau’s long term success.”

City of Dreams Third Quarter Results

For the third quarter of 2014, net revenue at City of Dreams was US$911.6 million compared to US$958.3 million in the third quarter of 2013. City of Dreams generated Adjusted EBITDA of US$276.0 million in the third quarter of 2014, representing a decrease of 8% compared to US$298.4 million in the comparable period of 2013. The decline in Adjusted EBITDA was primarily a result of lower rolling chip volume and rolling chip win rate, partially offset by growth in mass market table games drop and an improved mass market table games hold percentage.

Rolling chip volume totaled US$17.3 billion for the third quarter of 2014 versus US$22.8 billion in the third quarter of 2013. The rolling chip win rate was 2.7% in the third quarter of 2014 versus 3.0% in the third quarter of 2013. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop increased 10% to US$1,340.4 million compared with US$1,213.2 million in the third quarter of 2013. The mass market table games hold percentage was 38.9% in the third quarter of 2014, an increase from 34.8% in the third quarter of 2013.

Gaming machine handle for the third quarter of 2014 was US$1,551.7 million, up 25% from US$1,242.5 million generated in the third quarter of 2013.

Total non-gaming revenue at City of Dreams in the third quarter of 2014 was US$74.2 million, up from US$70.9 million in the third quarter of 2013.

Altira Macau Third Quarter Results

For the quarter ended September 30, 2014, net revenue at Altira Macau was US$160.4 million compared to US$242.4 million in the third quarter of 2013. Altira Macau generated Adjusted EBITDA of US$20.3 million in the third quarter of 2014 compared with Adjusted EBITDA of US$29.8 million in the third quarter of 2013. The year-over-year decrease in Adjusted EBITDA was primarily a result of lower rolling chip revenues and mass market table games drop, partially offset by higher mass market table games hold percentage.

Rolling chip volume totaled US$7.2 billion in the third quarter of 2014 versus US$10.8 billion in the third quarter of 2013. The rolling chip win rate was 2.7% in the third quarter of 2014 versus 2.9% in the third quarter of 2013. The expected rolling chip win rate range is 2.7%-3.0%.

In the mass market table games segment, drop totaled US$181.4 million in the third quarter of 2014, a slight decrease from US$181.9 million generated in the comparable period in 2013. The mass market table games hold percentage was 16.2% in the third quarter of 2014 compared with 14.9% in the third quarter of 2013.

Total non-gaming revenue at Altira Macau in the third quarter of 2014 was US$9.0 million, essentially flat from US$9.2 million in the third quarter of 2013.

Mocha Clubs Third Quarter Results

Net revenue from Mocha Clubs totaled US$38.5 million in the third quarter of 2014 as compared to US$38.6 million in the third quarter of 2013. Mocha Clubs generated US$9.9 million of Adjusted EBITDA in the third quarter of 2014, a decline of 11% when compared to Adjusted EBITDA of US$11.2 million in the same period in 2013.

The number of gaming machines in operation at Mocha Clubs averaged approximately 1,300 in the third quarter of 2014, compared to approximately 2,000 in the comparable period in 2013. The reduction in gaming machines was primarily due to the closure of four clubs, partially offset by the opening of two new clubs in late 2013 and in 2014, respectively. The net win per gaming machine per day was US$306 in the quarter ended September 30, 2014, as compared with US$218 in the comparable period in 2013, an increase of 40%.

City of Dreams Manila Third Quarter Results

On a fully consolidated basis, we incurred approximately US$29.8 million of operating expenses in the third quarter of 2014 at City of Dreams Manila, which primarily relate to pre-opening costs, property charges and others as well as share based compensation cost, which, together with approximately US$5.3 million of interest expense on the PHP15 billion senior notes and US$6.4 million of capital lease charges relating to building lease payments, net of capitalized interest, resulted in a net loss of approximately US$40.5 million during the third quarter of 2014.

Other Factors Affecting Earnings

Total net non-operating expenses for the third quarter of 2014 were US$38.8 million, which mainly included interest income of US$6.1 million and interest expenses, net of capitalized interest, of US$34.1 million and other finance costs of US$11.3 million. We recorded US$25.7 million of capitalized interest during the third quarter of 2014, primarily relating to Studio City, City of Dreams Manila and the fifth hotel tower at City of Dreams. The year-on-year decrease of US$5.7 million in net non-operating expenses was primarily due to higher interest income and higher capitalized interest in the current quarter, partially offset by higher interest expenses arisen from the draw down of the entire delayed draw term loan facility under the Studio City Project Facility on July 28, 2014 and the issuance of Philippine Notes on January 24, 2014.

Depreciation and amortization costs of US$89.1 million were recorded in the third quarter of 2014, of which US$14.3 million was related to the amortization of our gaming subconcession and US$16.1 million was related to the amortization of land use rights.

Financial Position and Capital Expenditure

Total cash and bank balances as of September 30, 2014 totaled US$4.2 billion, including US$0.1 billion of bank deposits with original maturity over three months and US$2.2 billion of restricted cash, primarily related to Studio City. Total debt at the end of the third quarter of 2014 was US$4.0 billion.

Capital expenditures for the third quarter of 2014 were US$466.2 million, which predominantly related to Studio City and City of Dreams Manila, as well as various projects at City of Dreams, including the fifth hotel tower.

The shareholders and potential investors of Melco Crown Entertainment are advised not to place undue reliance on the unaudited earnings and financial information of the Company for the third quarter of 2014 and for the nine months ended September 30, 2014 and are reminded that such financial information presented herein have been prepared in accordance with U.S. GAAP which may differ in certain respects from IFRS and has not been audited. Consequently, the shareholders and potential investors of the Company are advised to exercise caution in dealing in the securities of the Company.

Conference Call Information

Melco Crown Entertainment will hold a conference call to discuss its third quarter 2014 financial results on November 6, 2014 at 8:30 a.m. Eastern Time (9:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 800 742 9301
US Toll/International	1 845 507 1610
HK Toll	852 3051 2792
HK Toll Free	800 906 648
UK Toll Free	080 823 41369
Australia Toll Free	1 800 725 000
Philippines Toll Free	1 800 161 20170

Passcode	MPEL

An audio webcast will also be available at www.melco-crown.com.

To access the replay, please use the dial-in details below:

US Toll Free	1 855 452 5696
US Toll/International	1 646 254 3697
HK Toll Free	800 963 117

Conference ID	23310485

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)	“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, gain on disposal of assets held for sale and other non-operating income and expenses. “Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, gain on disposal of assets held for sale, corporate and others expenses and other non-operating income and expenses. Adjusted EBITDA and adjusted property EBITDA are presented exclusively as a supplemental disclosure because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted EBITDA and adjusted property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents adjusted EBITDA and adjusted property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA and adjusted property EBITDA as supplements to financial measures in accordance with U.S. GAAP. However, adjusted EBITDA and adjusted property EBITDA should not be considered as alternatives to operating income as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income, adjusted EBITDA and adjusted property EBITDA do not include depreciation and amortization or interest expense and therefore do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using adjusted EBITDA and adjusted property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income, net income, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other nonrecurring charges, which are not reflected in adjusted EBITDA or adjusted property EBITDA. Also, the Company’s calculation of adjusted EBITDA and adjusted property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted EBITDA and adjusted property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this announcement.

(2)	“Adjusted net income” is net income before pre-opening costs, development costs, property charges and others, loss on extinguishment of debt and costs associated with debt modification. Adjusted net income attributable to Melco Crown Entertainment and adjusted net income attributable to Melco Crown Entertainment per share (“EPS”) are presented as supplemental disclosures because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income attributable to Melco Crown Entertainment and adjusted net income attributable to Melco Crown Entertainment per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income attributable to Melco Crown Entertainment with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this announcement.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (SEHK: 6883) and its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City Project, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation’s subsidiary, MCE Leisure (Philippines) Corporation, is developing and will solely operate and manage City of Dreams Manila (www.cityofdreams.com.ph), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Resorts Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the Chief Executive Officer of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by Chairman Mr. James Packer, who is also Co-Chairman and a Non-executive Director of Melco Crown Entertainment.

For investment community, please contact

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiry, please contact

Maggie Ma

Head of Corporate Communications

Tel: +853 8868 3767 or +852 3151 3767

Email: maggiema@melco-crown.com

By order of the Board
Melco Crown Entertainment Limited Lawrence Yau Lung Ho
Co-Chairman and Chief Executive Officer

Macau, November 6, 2014

As at the date of this announcement, the board of directors comprises one executive director, namely Mr. Lawrence Yau Lung Ho (Co-Chairman and Chief Executive Officer); five non-executive directors, namely Mr. James Douglas Packer (Co-Chairman), Mr. John Peter Ben Wang, Mr. Clarence Yuk Man Chung, Mr. William Todd Nisbet, and Mr. Rowen Bruce Craigie; and four independent non-executive directors, namely Mr. James Andrew Charles MacKenzie, Mr. Thomas Jefferson Wu, Mr. Alec Yiu Wa Tsui, and Mr. Robert Wason Mactier.

This announcement is prepared in both English and Chinese and in the event of inconsistency, the English text of this announcement shall prevail over the Chinese text.

Melco Crown Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

OPERATING REVENUES
Casino	$1,083,955	$1,211,933	$3,569,443	$3,585,712
Rooms	33,901	31,766	100,900	94,114
Food and beverage	20,931	20,060	61,564	57,948
Entertainment, retail and others	30,178	30,065	83,169	75,995

Gross revenues	1,168,965	1,293,824	3,815,076	3,813,769
Less: promotional allowances	(44,895)	(41,158)	(134,152)	(121,151)

Net revenues	1,124,070	1,252,666	3,680,924	3,692,618

OPERATING COSTS AND EXPENSES
Casino	(740,925)	(846,859)	(2,478,005)	(2,519,605)
Rooms	(3,148)	(3,240)	(9,290)	(9,249)
Food and beverage	(6,603)	(6,544)	(17,062)	(20,424)
Entertainment, retail and others	(17,372)	(16,169)	(46,809)	(47,237)
General and administrative	(84,717)	(69,648)	(224,783)	(187,481)
Pre-opening costs	(28,589)	(4,122)	(57,183)	(10,768)
Development costs	(2,154)	(1,019)	(8,454)	(21,004)
Amortization of gaming subconcession	(14,309)	(14,309)	(42,928)	(42,928)
Amortization of land use rights	(16,117)	(16,116)	(48,353)	(48,156)
Depreciation and amortization	(58,707)	(65,245)	(184,378)	(195,950)
Property charges and others	(3,742)	(1,853)	(5,689)	(5,550)
Gain on disposal of assets held for sale	—	—	22,072	—

Total operating costs and expenses	(976,383)	(1,045,124)	(3,100,862)	(3,108,352)

OPERATING INCOME	147,687	207,542	580,062	584,266

NON-OPERATING INCOME (EXPENSES)
Interest income	6,098	2,344	13,750	4,398
Interest expenses, net of capitalized interest	(34,146)	(36,989)	(94,539)	(119,521)
Other finance costs	(11,330)	(11,435)	(35,198)	(32,228)
Foreign exchange gain (loss), net	71	920	(1,680)	(8,902)
Other income, net	549	743	1,765	1,103
Loss on extinguishment of debt	—	—	—	(50,935)
Costs associated with debt modification	—	—	—	(10,538)

Total non-operating expenses, net	(38,758)	(44,417)	(115,902)	(216,623)

INCOME BEFORE INCOME TAX	108,929	163,125	464,160	367,643
INCOME TAX (EXPENSE) CREDIT	(379)	686	(3,372)	2,042

NET INCOME	108,550	163,811	460,788	369,685
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	23,605	15,585	54,548	44,532

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$132,155	$179,396	$515,336	$414,217

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.080	$0.109	$0.312	$0.251

Diluted	$0.079	$0.108	$0.309	$0.249

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER ADS:
Basic	$0.240	$0.326	$0.936	$0.753

Diluted	$0.238	$0.323	$0.928	$0.747

WEIGHTED AVERAGE SHARES USED IN NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,652,484,854	1,650,444,726	1,652,090,303	1,649,220,823

Diluted	1,664,642,439	1,664,843,488	1,665,490,874	1,663,597,935

Melco Crown Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars)

	September 30, 2014	December 31, 2013
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,881,538	$1,381,757
Bank deposits with original maturity over three months	110,616	626,940
Restricted cash	1,603,739	770,294
Accounts receivable, net	247,031	287,880
Amounts due from affiliated companies	43	23
Deferred tax assets	441	—
Income tax receivable	42	18
Inventories	19,948	18,169
Prepaid expenses and other current assets	89,371	54,898
Assets held for sale	—	8,468

Total current assets	3,952,769	3,148,447

PROPERTY AND EQUIPMENT, NET	4,154,428	3,308,846
GAMING SUBCONCESSION, NET	442,103	485,031
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	325,130	345,667
RESTRICTED CASH	560,577	373,371
DEFERRED TAX ASSETS	110	93
DEFERRED FINANCING COSTS	185,643	114,431
LAND USE RIGHTS, NET	903,306	951,618

TOTAL ASSETS	$10,610,201	$8,813,639

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$12,843	$9,825
Accrued expenses and other current liabilities	992,330	928,751
Income tax payable	7,026	6,584
Capital lease obligations, due within one year	28,317	27,265
Current portion of long-term debt	262,704	262,566
Amounts due to affiliated companies	1,741	2,900
Amount due to a shareholder	—	79

Total current liabilities	1,304,961	1,237,970

LONG-TERM DEBT	3,703,126	2,270,894
OTHER LONG-TERM LIABILITIES	67,260	28,492
DEFERRED TAX LIABILITIES	60,108	62,806
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	262,405	253,029
LAND USE RIGHTS PAYABLE	3,788	35,466

SHAREHOLDERS’ EQUITY
Ordinary shares	16,612	16,667
Treasury shares	(52,330)	(5,960)
Additional paid-in capital	3,309,232	3,479,399
Accumulated other comprehensive losses	(18,700)	(15,592)
Retained earnings	1,173,470	772,156

Total Melco Crown Entertainment Limited shareholders’ equity	4,428,284	4,246,670
Noncontrolling interests	780,269	678,312

Total equity	5,208,553	4,924,982

TOTAL LIABILITIES AND EQUITY	$10,610,201	$8,813,639

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Crown Entertainment Limited to

Adjusted Net Income Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net Income Attributable to Melco Crown Entertainment Limited	$132,155	$179,396	$515,336	$414,217
Pre-opening Costs, Net	19,925	3,024	41,516	8,258
Development Costs, Net	2,154	1,019	8,454	20,731
Property Charges and Others, Net	2,666	1,853	4,613	5,550
Loss on Extinguishment of Debt, Net	—	—	—	50,935
Costs Associated with Debt Modification, Net	—	—	—	10,538

Adjusted Net Income Attributable to Melco Crown Entertainment Limited	$156,900	$185,292	$569,919	$510,229

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.095	$0.112	$0.345	$0.309

Diluted	$0.094	$0.111	$0.342	$0.307

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER ADS:
Basic	$0.285	$0.337	$1.035	$0.928

Diluted	$0.283	$0.334	$1.027	$0.920

WEIGHTED AVERAGE SHARES USED IN ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,652,484,854	1,650,444,726	1,652,090,303	1,649,220,823

Diluted	1,664,642,439	1,664,843,488	1,665,490,874	1,663,597,935

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and

Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Three Months Ended September 30, 2014
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$14,155	$6,646	$222,298	$(15,024)	$(29,812)	$(50,576)	$147,687

Pre-opening Costs	—	4	1,584	3,609	23,392	—	28,589
Development Costs	—	—	—	—	—	2,154	2,154
Depreciation and Amortization	6,097	3,184	51,842	10,897	872	16,241	89,133
Share-based Compensation	11	29	324	21	2,124	2,943	5,452
Property Charges and Others	—	41	—	—	3,451	250	3,742

Adjusted EBITDA	20,263	9,904	276,048	(497)	27	(28,988)	276,757
Corporate and Others Expenses	—	—	—	—	—	28,988	28,988

Adjusted Property EBITDA	$20,263	$9,904	$276,048	$(497)	$27	$—	$305,745

	Three Months Ended September 30, 2013
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$21,915	$7,932	$239,494	$(11,881)	$(5,714)	$(44,204)	$207,542

Pre-opening Costs	—	—	—	688	3,417	17	4,122
Development Costs	—	—	—	—	—	1,019	1,019
Depreciation and Amortization	7,845	2,980	57,071	10,883	299	16,592	95,670
Share-based Compensation	45	40	245	—	1,925	2,774	5,029
Property Charges and Others	—	223	1,630	—	—	—	1,853

Adjusted EBITDA	29,805	11,175	298,440	(310)	(73)	(23,802)	315,235
Corporate and Others Expenses	—	—	—	—	—	23,802	23,802

Adjusted Property EBITDA	$29,805	$11,175	$298,440	$(310)	$(73)	$—	$339,037

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to

Net Income Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars)

	Three Months Ended September 30,
	2014	2013
	(Unaudited)	(Unaudited)

Adjusted Property EBITDA	$305,745	$339,037
Corporate and Others Expenses	(28,988)	(23,802)

Adjusted EBITDA	276,757	315,235
Pre-opening Costs	(28,589)	(4,122)
Development Costs	(2,154)	(1,019)
Depreciation and Amortization	(89,133)	(95,670)
Share-based Compensation	(5,452)	(5,029)
Property Charges and Others	(3,742)	(1,853)
Interest and Other Non-Operating Expenses, Net	(38,758)	(44,417)
Income Tax (Expense) Credit	(379)	686

Net Income	108,550	163,811
Net Loss Attributable to Noncontrolling Interests	23,605	15,585

Net Income Attributable to Melco Crown Entertainment Limited	$132,155	$179,396

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and

Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Nine Months Ended September 30, 2014
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$49,921	$18,443	$739,455	$(42,435)	$(55,554)	$(129,768)	$580,062

Pre-opening Costs	—	1,082	3,315	8,657	44,129	—	57,183
Development Costs	—	—	—	—	—	8,454	8,454
Depreciation and Amortization	20,596	8,963	163,218	32,665	1,971	48,246	275,659
Share-based Compensation	77	113	902	28	5,902	8,347	15,369
Property Charges and Others	—	1,231	757	—	3,451	250	5,689
Gain on Disposal of Assets Held For Sale	—	—	—	—	—	(22,072)	(22,072)

Adjusted EBITDA	70,594	29,832	907,647	(1,085)	(101)	(86,543)	920,344
Corporate and Others Expenses	—	—	—	—	—	86,543	86,543

Adjusted Property EBITDA	$70,594	$29,832	$907,647	$(1,085)	$(101)	$—	$1,006,887

	Nine Months Ended September 30, 2013
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$87,614	$19,771	$668,595	$(35,587)	$(28,940)	$(127,187)	$584,266

Pre-opening Costs	—	—	369	2,059	8,301	39	10,768
Development Costs	—	—	—	—	17,216	3,788	21,004
Depreciation and Amortization	23,599	8,915	171,287	32,649	711	49,873	287,034
Share-based Compensation	112	99	643	—	1,988	7,327	10,169
Property Charges and Others	—	671	4,630	—	—	249	5,550

Adjusted EBITDA	111,325	29,456	845,524	(879)	(724)	(65,911)	918,791
Corporate and Others Expenses	—	—	—	—	—	65,911	65,911

Adjusted Property EBITDA	$111,325	$29,456	$845,524	$(879)	$(724)	$—	$984,702

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to

Net Income Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars)

	Nine Months Ended September 30,
	2014	2013
	(Unaudited)	(Unaudited)

Adjusted Property EBITDA	$1,006,887	$984,702
Corporate and Others Expenses	(86,543)	(65,911)

Adjusted EBITDA	920,344	918,791
Pre-opening Costs	(57,183)	(10,768)
Development Costs	(8,454)	(21,004)
Depreciation and Amortization	(275,659)	(287,034)
Share-based Compensation	(15,369)	(10,169)
Property Charges and Others	(5,689)	(5,550)
Gain on Disposal of Assets Held For Sale	22,072	—
Interest and Other Non-Operating Expenses, Net	(115,902)	(216,623)
Income Tax (Expense) Credit	(3,372)	2,042

Net Income	460,788	369,685
Net Loss Attributable to Noncontrolling Interests	54,548	44,532

Net Income Attributable to Melco Crown Entertainment Limited	$515,336	$414,217

Melco Crown Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

Room Statistics:
Altira Macau
Average daily rate(3)	$224	$223	$230	$228
Occupancy per available room	99%	99%	99%	99%
Revenue per available room(4)	$222	$220	$228	$225

City of Dreams
Average daily rate(3)	$194	$185	$196	$188
Occupancy per available room	100%	97%	99%	96%
Revenue per available room(4)	$193	$180	$193	$181

Other Information:
Altira Macau
Average number of table games	126	165	135	169
Table games win per unit per day(5)	$19,057	$22,413	$21,758	$23,781

City of Dreams
Average number of table games	495	456	490	454
Average number of gaming machines	1,417	1,441	1,325	1,501
Table games win per unit per day(5)	$21,709	$26,293	$24,805	$25,897
Gaming machines win per unit per day(6)	$449	$362	$477	$344

(3)	Average daily rate is calculated by dividing total room revenue including the retail value of promotional allowances by total occupied rooms including complimentary rooms
(4)	Revenue per available room is calculated by dividing total room revenue including the retail value of promotional allowances by total rooms available
(5)	Table games win per unit per day is shown before discounts and commissions
(6)	Gaming machines win per unit per day is shown before deducting cost for slot points